SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY
AGREEMENT OF

HOMEFREE, LLC

Dated as of: ___September 29, 2011___

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF HOMEFREE, LLC

PARTIES

This Agreement, dated as of September 29, 2011, is among the following parties (the "members"):

In the original operating agreement of the LLC, the Members were referred to as "Initial Members".

1. Jill M. Greenwald Robbins, an individual and New Hampshire resident with an address of 12 Bedros Street, Windham, New Hampshire 03087.

Gak's Snacks, LLC (the "LLC"), was formed on or about March 18, 2005, and the LLC was added as a party to the Agreement. On or about August 29, 2008, the name of the LLC was changed to HomeFree, LLC, instead of Gak's Snacks, LLC. On or about September 29, 2011, Article 7, Section 7.12 was added. In recognition of this change, and other events, the Limited Liability Company Agreement has been amended, and restated as follows:

BACKGROUND

1. The members have formed the LLC under the New Hampshire Limited Liability Company Act (the "LLC Act"), RSA 304-C, for the purpose of allergen-free baking, cookbook and education.

2. This Agreement sets forth the agreement among the members as to the internal affairs of the LLC and the conduct of its business.

TERMS AND CONDITIONS

The members, intending to be legally bound, agree as follows.

Article 1   PRELIMINARY MATTERS: EFFECTIVE DATE OF AGREEMENT, FORMATION AND MEMBERS OF LLC, ETC.

1.1 Effective date of Agreement; enforceability. The effective date of this Agreement (the "Effective Date") shall be September 1, 2008. On and after that date, all rights and duties of the members as members and as managers shall be enforceable in accordance with the terms of the Agreement.

1.2 Formation of LLC; LLC as entity. On or about March 18, 2005, the Initial Members caused to be delivered to the New Hampshire Secretary of State for filing:

a. A New Hampshire Secretary of State Form No. LLC-1 (the "Certificate of Formation"); and

b. A New Hampshire Secretary of State Form LLC 1-A ("Addendum to Certificate").

Upon its formation, the LLC became a legal entity separate and independent from its members.

1.3 Principal place of business of LLC. The mailing address of the LLC shall be P.O. Box 491, Windham, New Hampshire 03087. Beginning in January 2009, the LLC shall have a principal place of business at 10 Industrial Drive, Windham, New Hampshire 03087. The members may change this principal place of business from time to time upon the affirmative vote of members holding a majority of member votes.

1.4 Duration of LLC. Subject to the provisions of Article 10 (relating to dissolution of the LLC by vote of the members, etc.), the duration of the LLC shall be indefinite unless specified otherwise in the Certificate of Formation.

1.5 Tax classification of LLC. For federal tax purposes and to the maximum extent possible in each state and the District of Columbia,

a. The LLC shall be classified as a sole proprietorship.

b. The LLC and its member shall be taxed as a sole proprietor; and

c. In the event the LLC has more than one member, it shall be taxed as partnership, and its members as partners.

1.6 Fiscal and taxable year of LLC. The fiscal and taxable year of the LLC shall be the calendar year.

1.7 Members of LLC upon its formation. Members of the LLC shall be the members specified in this Agreement.

1.8 Admission of new members. After the formation of the LLC, persons shall be admitted as members of the LLC when:

a. Their admission has been approved by all existing members in accordance with the provisions of this Agreement; and

b. They have signed this Agreement as members.

1.9 Member liabilities to third parties. No member or manager of the LLC shall be personally obligated to any third party for any debt, obligation or liability of the LLC solely by reason of being a member or manager.

1.10 Reservation of LLC management to a manager; appointment of Initial Manager. The business and internal affairs shall be managed exclusively by a single manager. Only the manager shall have the right to bind the LLC in dealings with third parties, and, except as provided in Article 3.2, only the manager shall have the right to decide LLC matters.

The initial manager of the LLC (the "Initial Manager") shall be Jill M. Greenwald Robbins.

1.11 Admission of LLC as party to Agreement. The manager shall sign this Agreement on behalf of the LLC, and the LLC shall become a party to the Agreement.

1.12 Effect of LLC Act. Except as otherwise provided in this Agreement, the business and internal affairs of the LLC shall be governed by the LLC Act (as this Act may be amended from time to time).

1.13 Relation of Agreement to Certificate. The Certificate of Formation is hereby incorporated into this Agreement. If there is any conflict between the provisions of this Agreement and those of the Certificate of Formation, the provisions of this Agreement shall prevail in resolving disputes among the members concerning any such conflict.

1.14 Amendment of Agreement and Certificate. No amendment of this Agreement or of the Certificate of Formation shall be valid except upon the affirmative vote of a majority of the members.

Article 2   DEFINITION OF MEMBER, ETC.; CLASSES OF MEMBERS; MEMBER CONTRIBUTIONS OF CASH, ETC., TO LLC

2.1 Definition of member. A member of the LLC means a person admitted as a member in accordance with the provisions of this Agreement and the LLC Act.

2.2 Rights, duties, etc., of members - in general. Except as otherwise provided in this agreement:

    a.   Each member shall have all rights, duties (including, without limitation, duties of good faith, care and loyalty), privileges and powers accorded under the LLC Act to members of an LLC in which management is vested in a manager.

    b.   The rights of members of the LLC shall consist of:

(1)   Non-economic rights, including, without limitation, certain voting rights, but not the right to bind the LLC in dealings with third parties; and

(2)   Economic rights, including their rights as owners of LLC interests (as defined in Article 2.3).

2.3 Definition of LLC interest. For purposes of this agreement, a member's LLC interest shall mean the member's share of the profits and losses of the LLC and the member's right to receive distributions of the LLC's assets.

2.4 Classes of memberships. The LLC shall have one class of members.

2.5 Contributions of cash, etc., to be made by members in exchange for their memberships. Promptly after the LLC's formation, the initial members shall, in exchange for their memberships, contribute to the LLC the cash, non-cash property and services and the promises of cash, non-cash property and services ("contributions") set forth in the attached Exhibit A. Members admitted to the LLC after its formation shall make contributions in exchange for their memberships as set forth in amendments to that exhibit.

The members shall earn no interest on their contributions under this Article 2.5 unless specifically stated in Exhibit A.

No member shall have a duty to make a contribution to the LLC except as provided in Exhibit A (as this exhibit may be amended from time to time).

2.6 Specific functions and responsibilities of members; time commitments. In conducting the business and internal affairs of the LLC, each of the Members shall have the specific functions and responsibilities and shall commit time to the LLC as set forth in the attached Exhibit B. Members admitted to the LLC after its formation shall have the specific functions and responsibilities and shall commit time to the LLC as set forth in amendments to that exhibit.

2.7 Member loans to LLC. The members shall make loans to the LLC as set forth in the attached Exhibit C. Members admitted to the LLC after its formation shall make loans in exchange for their memberships as set forth in amendments to that exhibit.

Article 3   MEMBER VOTING RIGHTS; CERTAIN OTHER NON-ECONOMIC RIGHTS OF MEMBERS

3.1 Number of votes that members may cast: Each class of members shall be entitled to vote ("member vote") on each LLC matter as follows.

a. Each member shall have a member vote for each dollar's worth of cash, and non-cash property that the member contributes to the LLC in accordance with Exhibit A and that the LLC does not return to the member and each dollar's worth of LLC debt personally guaranteed by that member.

3.2 Matters on which members shall have the right to vote. Each member as a member shall have the right to vote on only the following types of LLC matters ("Member Matters"):

(1) Whom to elect as manager upon the resignation, death or dismissal of the manager;

(2) Whether to permit the manager to bind the LLC in a contract involving an exposure to the LLC exceeding $100,000;

(3) Whether to impose duties on the manager in addition to those imposed under this Agreement;

(4) Whether to dismiss the manager;

(5) Whether and in what amount to compensate the manager;

(6) Whether the LLC shall sell all or substantially all of its assets;

(7) Whether the LLC shall engage in a conversion or merger;

(8) Whether the LLC shall be dissolved;

(9) Whether to permit a member to sell or otherwise to transfer all or any of the member's membership rights;

(10) Whether to permit a member to pledge all or any of the member's membership rights;

(11) Whether the LLC shall admit a member;

(12) Whether to expel a member;

(13) Whether to allow a member or manager to compete against the LLC;

(14) Whether to exploit a business opportunity disclosed to it by a member or manager;

(15)   Whether to allow a member or manager to engage in business with the LLC; and

(16)   Whether to amend this Agreement or the Certificate of Formation.

3.3 **Number of votes necessary** to decide Member Matters. Except as provided in Article 6.4 (concerning member expulsions), each Member Matter shall be decided by the affirmative vote of members holding a majority of member votes.

3.4 **Procedural rules governing voting.** No vote by the members on any matter on which they may vote shall be deemed to be invalid on any procedural or similar ground in the absence of fraud or bad faith. For purposes of this Article 3.4, the terms "procedural or similar ground" shall be construed broadly.

3.5 **Right of members to obtain information in the LLC's possession or control.** During normal business hours and after reasonable notice, each member shall be entitled to obtain all information in the LLC's possession or control and to inspect and copy all documents in the LLC's possession or control.

3.6 **Right of members to bring action against, in the name of or on behalf of the LLC or against other members.** No member, in the member's capacity as a member may bring a suit or action against any person in the name of or on behalf of the LLC except with the affirmative vote of other members holding a majority of member votes (exclusive of the votes of the member seeking to bring suit).

Article 4   CERTAIN ECONOMIC RIGHTS OF MEMBERS AND THE LLC

4.1 **Allocations of LLC profits and losses to members.** The LLC shall allocate its profits and losses to the members in accordance with sharing percentages (as defined in Article 4.2).

4.2 **Sharing percentages.** A member's Sharing Percentage means the member's share of aggregate contributions to the LLC under Article 2.5.

Provided, that for purposes of this Article 4.2:

a.   The LLC shall value each contribution as of the date on which it receives it; and

b.   A member's contribution shall include only amounts which the LLC has actually received from the member and has not returned.

4.3 **Allocations of distributions of LLC assets to members while they are members.** Except as provided in Article 12.7 (relating to tax distributions), the LLC shall allocate distributions of its profits and assets to the members in proportion to sharing percentages (as defined in Article 4.2).

4.4 No LLC duty to make distributions. The LLC shall have no duty to make distributions of its cash or other assets to members except as determined from time to time by the affirmative vote of members having a majority of member votes;

PROVIDED,

a.   Tax distributions. The LLC shall make distributions to the members in accordance with Article 12.7 to the extent necessary to enable them to pay taxes on their shares of LLC profits.

b.   Liquidation distributions. LLC distributions to members in connection with the LLC's liquidation shall be governed by Article 10.

4.5 Member non-recourse debt minimum gain. If, during a fiscal year there is a net decrease in member non-recourse debt minimum gain (hereinafter MNDMG) then, in addition the amounts, if any, allocated pursuant to the preceding paragraph, any member with a share of the MNDMG shall be allocated items of income and gain for the year and, if necessary, for every succeeding year equal to the member's share of the net decrease in the MNDMG.

4.6 No distributions of LLC profits and assets to members when they cease to be members. Except as provided in Article 4.10 (relating to buy-outs of dissenting members), no member shall be entitled to receive any distribution of LLC profits or assets because of the member's ceasing to be a member by reason of death, resignation, expulsion or otherwise.

4.7 Unlawful distributions; return of unlawful distributions. The LLC shall make no distribution of its assets to any member if the distribution will result in the LLC's having a negative net worth within the meaning of RSA 304-C:44. Any member receiving any such distribution shall promptly return it to the LLC.

4.8 Right of members to receive draws. During any fiscal year of the LLC, members shall be entitled to draw on their shares of LLC profits for that year in accordance with the attached Exhibit D. Promptly after the end of each such year, the right, if any, of each member to receive draws shall be adjusted by the LLC on the basis of amounts actually drawn by the member during the previous year.

4.9 Right of members to receive from the LLC guaranteed payments and other compensation for services, for loans and for other benefits provided by them to LLC. Each member shall receive from the LLC guaranteed payments and other compensation for services, for loans and for other benefits provided by the member to the LLC in accordance with the attached Exhibit E. Amounts which members receive as guaranteed payments shall not affect their right to allocations of LLC profits and losses or to allocations of LLC distributions.

4.10 Right of members to receive reimbursement from the LLC for expenses reasonably incurred by them on behalf of the LLC. As promptly as reasonably possible, the LLC shall reimburse each member for all expenses which that member reasonably incurs on behalf of the LLC which the member reasonably documents. The expenses covered by this Article 4.9 shall include, without limitation, expenses relating to a member's use for the LLC's benefit of equipment, tools, motor vehicles and real property owned by the member.

4.11 _Certain buy-outs of dissenting members' LLC interests._ If a member dissents to the affirmative vote of members holding a majority of member votes on a buy-out matter (as defined in Article 4.11) and, in connection with this dissent, resigns from the LLC, the LLC shall purchase the member's LLC interest for its fair value and on other reasonable purchase terms.

4.12 _Definition of buy-out matter._ For purposes of Article 4.10, buy-out matter means:

    a.   Whether the LLC shall sell more than 50% of its assets (by current fair market value) in a single transaction or in a series of related transactions;

    b.   Whether the LLC shall participate in a conversion or merger.

Article 5   TRANSFERS AND PLEDGES OF MEMBERSHIP RIGHTS; LLC ADMISSIONS OF NEW MEMBERS, LLC RIGHT TO PURCHASE MEMBERS' LLC INTERESTS IN CERTAIN CIRCUMSTANCES

5.1 _Restrictions on right of members to transfer and pledge their membership rights._ No member shall transfer or pledge all or any of the member's rights as a member to any person, including any other person, except immediate family members other than upon the affirmative vote of members a majority of member votes.

5.2 _Definition of transfer._ For purposes of Article 5.1, "transfer" includes, without limitation:

    a.   A transfer by sale or gift;

    b.   A transfer (whether by will, trust or otherwise) taking effect on the death of the transferor; and

    c.   An involuntary transfer, including, without limitation, a transfer by operation of law, a transfer pursuant to the order of a bankruptcy court or a transfer pursuant to a divorce decree.

Transfers and pledges in breach of the terms of this Article 5 shall be void and of no effect.

5.3 _Right of LLC to require certain members to sell their LLC interests to the LLC._ The LLC may require a member to promptly sell the member's membership to the LLC for its fair value and upon other reasonable purchase terms:

    a.   If the member becomes bankrupt.

b. If the member becomes a party to a divorce proceeding and the other members determine reasonably and in good faith that it is likely that as a result of that proceeding, all or any of the member's membership rights will be awarded to the member's spouse;

c. If the member resigns from the LLC;

d. If the member incurs a total disability within the meaning of Article 6.2;

e. If the member is expelled under Article 6.4; or

f. If the member dies or their legal existence is terminated; or

g. If the member attempts to sell or transfer their interest to a third party.

5.4 LLC admission of new members. The LLC shall admit no person as a member of the LLC after the LLC's formation except with the affirmative vote of members holding a majority of member votes.

Article 6   CESSATIONS OF MEMBERSHIPS; MEMBER RESIGNATIONS AND EXPULSIONS

6.1 Events of cessation of memberships. A member shall cease to be a member only upon the occurrence of one of the following events:

a. The member resigns in accordance with Article 6.3;

b. The member dies (or, if the member is an entity, it incurs a dissolution or equivalent event);

c. The member becomes bankrupt;

d. The member incurs a total disability (as defined in Article 6.2);

e. The member is expelled from membership in the LLC in accordance with Article 6.5.

f. The member fails to make a timely contribution of assets to the LLC as shown in Exhibit H.

6.2 **Definition of total disability.** A member shall be deemed to have incurred a total disability within the meaning of Article 6.1(d) if, by reason of any physical or mental disability, the member is unable to participate significantly in the business and internal affairs of the LLC for 90 consecutive days.

6.3 **Right of members to resign from LLC; notice of resignation.** A member may resign as a member of the LLC upon giving written notice of resignation to the other members. The resignation shall be effective 60 days after all other members have received the notice.

6.4 **Consequences of cessation of membership.** Immediately upon a member's ceasing to be a member, the member shall cease to have any right, privilege, power, authority, duty or interest as a member; provided that, except as otherwise provided in this agreement:

    a.   The member shall continue to own the member's LLC interest and to have all the rights of an owner of an LLC interest.

    b.   The member shall continue to be subject to all liabilities accrued by the member before ceasing to be a member.

6.5 **Right of members to expel a member.** A member may be expelled from membership in the LLC by vote of other members:

    a.   If the member seriously breaches this Agreement and fails to cure the breach within a reasonable time after receiving notice of breach (if cure is possible);

    b.   The member is convicted of a felony; or

    c.   The member engages in fraudulent or illegal actions in relation to the business or internal affairs of the LLC.

6.6 **Procedure for expelling a member.** A member may be expelled from membership in the LLC pursuant to the following procedures:

    Three or more members. If, at the relevant time, the LLC has at least three members, a member may be expelled by the affirmative vote of other members holding at least two thirds of member votes (excluding those of the member sought to be removed). There is no procedure for expelling a member when there are two or fewer members.

6.7 **Personal representatives.** For purposes of this Article 6, the term "member" shall include any person exercising the powers of a member because of the member's total disability or death.

6.8 Reaffirmation of the LLC. Upon the death, retirement, resignation, expulsion, bankruptcy, dissolution of a member or any event under Article 5.2 or 6.1 or other event that terminates the continued membership of the member, the business of the LLC shall terminate in accordance with Article 13 unless all of the remaining members holding member votes vote to continue the business of the LLC. Upon the occurrence of any of the events described above, the member interests in the LLC may only be transferred to another person or entity upon the unanimous vote of all remaining members with member votes.

Article 7   CERTAIN MEMBER LIABILITIES, FIDUCIARY DUTIES, ETC.

7.1 Members' personal liability to the LLC and to other members for violations of their duties. Any member who, acting as a member or as a manager, violates a duty of that member as a member or manager under Articles 7.2 through 7.8 or under other articles of this Agreement shall be personally liable to the LLC and to the other members for money damages and for other appropriate relief:

      a.   Except as provided in Article 7.11 (relating to reliance on LLC information, other LLC members, etc.) and Article 7.12 (relating to actions taken in good faith, etc.); or

7.2 Members' duties of good faith and fair dealing. Members, whether acting as members or as managers, shall act in good faith and shall deal fairly with the LLC and with other members.

7.3 Members' duty of care. In participating in the business and internal affairs of the LLC as members or as managers, members shall exercise the care that an ordinarily prudent person would exercise under similar circumstances.

7.4 Members' duty not to compete against the LLC. In any geographical area where the LLC is engaged in business or has definite plans to engage in business, a member shall not directly or indirectly compete against the LLC while the member is a member and until the second anniversary of the date on which the member ceases to be a member:

      PROVIDED, that the member may compete against the LLC with the affirmative vote of members holding a majority of member votes.

7.5 Members' duties in doing business with LLC. A member, whether acting as a member or as manager, may engage in business with the LLC in a capacity other than as a member or manager only with the affirmative vote of members holding at least a majority of member votes. The terms of any business arrangement permitted under this Article 7.5 shall be arm's-length terms.

7.6 Members' duty to keep other members informed. Each member, whether acting as a member or as a manager, shall use reasonable efforts to keep all other members currently advised concerning the LLC's business and internal issues.

7.7 Duty of majority members toward minority members. Members who, alone or in combination with other members, cast a majority of member votes on any LLC matter shall cast their votes in a manner that is fair toward members who, alone or with other members, cast a minority of member votes on that matter.

7.8 No member liability if a member relies on LLC Information, on other LLC members, etc. No member, whether acting as a member or as a manager, shall be personally liable to the LLC or to other members for a claim of violation of the member's duties under Articles 7.2 through 7.10 to the extent that the member took the actions or made the omissions on which the claim is based in good faith and in reasonable reliance on:

    a.   LLC records; or

    b.   Other LLC members and LLC employees, officers and other persons whom the members reasonably believe to be competent in the matters in question.

7.9 No member liability for actions taken in good faith, etc. No member, whether acting as a member or as a manager, shall be personally liable to the LLC or to the other members for any action or omission by the member if the member can prove that the member took that action or made that omission on an informed basis, in good faith and in the honest belief that the action or omission was in the best interest of the LLC.

7.10 Members' right to indemnification and advancement of litigation expenses. A member, whether acting as a member or as a manager, shall be entitled:

    a.   To indemnification for losses that the member incurs as a result of claims against the member by third parties because of actions and omissions of the member as a member or manager made in good faith; and

    b.   To the advancement of litigation expenses arising from such claims;

        PROVIDED, that the procedures and standards applicable to such indemnifications and advancements of expenses shall be those set forth with respect to directors under the New Hampshire Business Corporation Act, RSA 293-A:8.50-RSA 293-A:8.53.

7.11 Liability insurance for members. Whether the LLC shall maintain an insurance policy to cover member or manager liabilities arising under this Agreement shall be determined by the affirmative vote of members holding a majority of member votes.

7.12 **Duty of "best interest".** In discharging his or her duties, and in determining what is in the best interests of the LLC and its members, a managing member shall not be required to regard any interest, or the interests of any particular group affected by such action, as a dominant or controlling interest or factor.

He or she shall give due consideration to the following factors, including, but not limited to, the long-term prospects and interests of the LLC and its members, and the social, economic, legal, or other effects of any action on the current and retired employees, the suppliers and customers of the LLC or its subsidiaries, and the communities and society in which the LLC or its subsidiaries operate, (collectively, with the members, the *"Stakeholders"*), together with the short-term, as well as long-term, interests of its members and the effect of the LLC's operations (and its subsidiaries' operations) on the environment and the economy of the state, the region and the nation.

Nothing in this Article, express or implied, is intended to create or shall create or grant any right in or for any person or any cause of action by or for any person.

Notwithstanding the foregoing, any managing member is entitled to rely upon the definition of "best interests" as set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a managing member's fiduciary duty of care, even in the context of a Change in Control Transaction where, as a result of weighing other Stakeholders' interests, a managing member determines to accept an offer, between two competing offers, with a lower price per unit.

Article 8   MEMBERS' DUTY OF CONFIDENTIALITY

8.1 **Duty of members to maintain confidentiality of LLC information.** Each member, whether acting as a member or as a manager:

     a.   Shall maintain Confidential Information (as defined in Article 8.2) in confidence;

     b.   Except as required in conducting the business and internal affairs of the LLC, shall not disclose Confidential Information to any third party without the authorization of the manager (or, in the case of the manager, without the affirmative vote of members holding a majority of member votes;

     c.   Shall make copies of documents and other media containing Confidential Information only for the benefit of the LLC;

     d.   Shall use Confidential Information only for the benefit of the LLC; and

     e.   Upon ceasing to be a member or manager, shall return to the LLC all documents and other media containing Confidential Information.

8.2 <u>Definition of Confidential Information</u>. For purposes of this Agreement, Confidential Information means:

    a.   The terms of this Agreement; PROVIDED, that a member or manager may disclose these terms to his or her spouse and to professional advisers;

    b.   Information that the LLC maintains in confidence and that has actual or potential economic value to the LLC because it is not generally known to others and is not readily ascertainable by them, which information shall include, without limitation:

        (1)   financial information relating to the LLC;

        (2)   information relating to LLC marketing and business plans and strategies;

        (3)   information concerning the design and manufacturer of LLC products and concerning the method of providing LLC services; and

        (4)   information in LLC personnel files and similar files concerning LLC members and employees;

    c.   Information entrusted to the LLC in confidence by third parties; and

    d.   Information reasonably designated by the members as Confidential Information.

8.3 <u>Exceptions to duty of confidentiality</u>. Article 8.1 shall not apply to information:

    a.   Which enters the public domain through no fault of a member;

    b.   Whose disclosure is required by final order of a court of competent jurisdiction;

    c.   Whose disclosure is reasonably required in furtherance of the LLC business.

Article 9   MANAGER QUALIFICATIONS, APPOINTMENTS, FUNCTIONS, DUTIES, LIABILITIES, ETC.

9.1 <u>Manager qualifications</u>. The manager shall be a natural person or business entity and shall be a member of the LLC. The manager shall have such other qualifications as shall be determined from time to time by the affirmative vote of members holding a majority of member votes.

9.2 Manager's title. In performing management functions for the LLC, a manager shall use the title "Manager" or such other title or titles (including, without limitation, the title "President" or "Chief Executive Officer") as the members may determine from time to time by affirmative vote of members holding a majority of member votes.

9.3 Method of appointing managers after Initial Manager. All managers after the Initial Manager shall be appointed by the affirmative vote of members holding a majority of member votes.

9.4 Manager's term. The term of the Initial Manager and of each subsequent manager shall be indefinite, but shall terminate upon the earliest of the date of the manager's (a) death, (b) resignation, or (c) dismissal as manager

9.5 Manager resignations. The manager may without liability resign as manager upon giving 60 days' written notice to each member.

9.6 Manager dismissals. The manager may be dismissed as a manager at any time for cause by affirmative vote of members holding a majority of member votes.

9.7 No manager liability for claims against LLC by third party. No manager as such shall have personal liability for a claim against the LLC by any third party.

9.8 Manager exclusive right, etc., to bind LLC and to decide LLC matters. The manager shall have the exclusive right, power and authority:

      a.   To bind the LLC in dealings with third parties.
            PROVIDED, that the manager shall sign no contract involving a financial exposure to the LLC of more than ($100,000) without the affirmative vote of members holding a majority of member votes;

      b.   To decide all LLC matters except those expressly reserved to the members under Article 3.2 (reserving certain LLC matters for decision by members)

9.9 Manager functions. The manager shall have general responsibility for managing the business and internal affairs of the LLC. The manager shall have such additional functions as are set forth in this Agreement and as members holding a majority of member votes may determine from time to time.

9.10 Manager duties and personal liabilities, etc. The manager, acting as manager:

a. Shall be subject to all of the duties set forth in Article 7 and under the other articles of this Agreement applicable to members acting as managers;

b. Shall be subject to all duties set forth in this Article 9;

c. Shall be liable for violations of the duties of a member under Article 7, under other applicable articles of this Agreement and under this Article 9 except as provided in Article 7.1 (which Article 7 shall be relevant in determining the manager's personal liability as a manager under all articles of this Agreement);

d. Shall be entitled to indemnification, advancement of litigation expenses and liability insurance as provided in Article 7.

9.11 Manager's valuation of contributions, etc. Whenever, after the formation of the LLC, the LLC admits a person as a new member of the LLC, the manager (and not the members):

a. Shall promptly determine in dollars a value for the contribution of that person in exchange for the person's membership or that there was no contribution; and

b. Shall promptly notify all members concerning this determination.

Thereafter, in the absence of fraud, the determination shall be conclusive as to the value of the contribution or as to whether there was a contribution.

9.12 Manager compensation. The manager shall be compensated for the manager's services as manager in accordance with Exhibit F

Article 10 LLC DISSOLUTION, WINDING-UP AND LIQUIDATION; LIQUIDATION DISTRIBUTIONS

10.1 Definition of LLC dissolution, etc. For purposes of this agreement, the following terms shall have the following meanings:

a. Dissolution. The dissolution of the LLC shall mean the cessation of its normal business and the beginning of the process of winding up and liquidating its business.

b. Liquidation. The liquidation of the LLC shall mean the sale or other disposition of its assets and the distribution of its assets (or the proceeds of their sale or other disposition) to its creditors and to the members.

10.2 Cessation of LLC's legal existence. The LLC shall cease to exist as a legal entity on the effective date set forth in the certificate of cancellation delivered by the LLC to the Secretary of State in connection with its winding up.

10.3 Events causing dissolution. The LLC shall be dissolved:

    a.   Upon the affirmative vote of members holding a majority of member votes;

        PROVIDED, that upon any such dissolution, members holding less than a majority of member votes may seek damages from a Court of competent jurisdiction for any injury unfairly resulting to them from the dissolution;

    b.   Upon the issuance of an order of dissolution by a court or by the Secretary of State;

The dissolution of an LLC by vote of the members shall be effective on the date specified in that vote or, if the members do not specify a date, then on the date on which the vote is complete.

10.4 Grounds for order of dissolution by a Court. Upon petition by any member, a Court of competent jurisidiction may issue an order dissolving the LLC on one or more of the following grounds:

    a.   The LLC has obtained its certificate of formation through fraud;

    b.   The LLC has exceeded or abused the authority conferred upon it by law;

    c.   The LLC has conducted its business in a persistently fraudulent or illegal manner;

    d.   The LLC has abused its power contrary to the public policy of New Hampshire;

    e.   There is a deadlock in LLC management which the members are unable to resolve and which is causing or which threatens to cause irreparable injury to the LLC or which prevents it from conducting its business or affairs to its advantage;

    f.   The dissolution of the LLC is reasonable and fair in the circumstances.

10.5 Exclusion of one or more members from participation in wind-up process, etc. Any member may petition a Court of competent jurisdiction to exclude one or more members or the manager from participating in the process of winding up and liquidating the LLC on the ground that, because of past wrongful conduct by the relevant members or the manager, their participation would be likely to affect that process adversely.

10.6 Winding-up of LLC. After the LLC is dissolved, the manager shall as expeditiously as reasonably possible:

    a.   Wind up its business and internal affairs; and

    b.   Cause its liquidation.

During the wind-up period, the LLC shall accept no new business.

10.7 Determination of date for delivery of certificate of cancellation and for effective date of certificate. The date on which the LLC shall deliver a certificate of cancellation to the secretary of state for filing and the effective date of this certificate shall be determined by the affirmative vote of members holding a majority of member votes.

10.8 Department of Revenue Administration certificate of dissolution. The LLC shall make no distribution of its assets to its members in connection with its liquidation until it has obtained a certificate of dissolution from the New Hampshire Department of Revenue Administration.

10.9 Disposition of known and unknown claims against LLC. Promptly after the dissolution of the LLC, the LLC and the members shall take all reasonable measures to dispose of (and, to the extent possible, to bar):

    a.   Known claims against the LLC by following the procedures set forth in RSA 304-C:60; and

    b.   Unknown claims by following the procedures set forth in RSA 304-C:61.

10.10 Distributions upon LLC liquidation. Upon completion of the LLC's winding-up but before the effective date of the certificate of cancellation, the LLC shall distribute its assets in the following order:

    a.   First, the LLC shall pay (or shall make adequate provisions to pay) its employees.

    b.   Second, the LLC shall pay (or shall make adequate provisions to pay) its taxes;

    c.   Third, the LLC shall pay (or shall make adequate provision to pay) its creditors;

d. Fourth, the LLC shall distribute its assets to members in satisfaction of its
       liabilities for distributions to them under Article 4;

   e. Fifth, the LLC shall distribute its assets to members for the return of their
       contributions; and

   f. Sixth, the LLC shall distribute its assets to members in accordance with their
       right to share in distributions of its assets under Article 4.

Article 11   LLC BOOKS OF ACCOUNTS, REPORTS, ETC.

   11.1 Books of account. The LLC shall maintain on a current basis accurate books of
account in accordance with financial standards normally applied to business organizations
generally similar to the LLC in size and business activities.

   11.2 Reports to members, etc. Through the provision of written financial reports or other
appropriate measures, the LLC shall advise the members on a regular basis concerning the
financial condition of the LLC.

Article 12   TAX PLANNING AND COMPLIANCE

   12.1 Importance to LLC of tax management and compliance. The members in their
capacity as members and as managers acknowledge the importance to the LLC and the members
of:
   a.   Competent tax planning for the LLC and for themselves as members; and

   b.   Full compliance by the LLC and by the members with federal and state tax
         requirements.

   12.2 Appointment of LLC tax adviser. In connection with its formation and on a
continuing basis thereafter, the members and the manager shall cooperate with the following tax
adviser to ensure adequate LLC tax planning and compliance:

                              Steven Cain

   The manager may change the LLC's tax adviser from time to time upon reasonable notice
to the members.

   12.3 LLC tax returns. On a timely basis each year, the LLC shall accurately complete
and file its federal tax return and all applicable state returns.

   12.4 LLC provision of tax information to members. As soon as reasonably possible after
the close of each of its taxable years, the LLC shall provide each member with a completed IRS

Schedule K-1 and with all other documents and information relevant to the federal and state tax liabilities of the member as a member of the LLC:

> PROVIDED, that each member shall have sole responsibility for preparing and timely filing the member's federal and state tax returns and for paying the member's taxes, and the LLC shall have no responsibility or liability with respect to these matters.

12.5 LLC computation and recording of members' contributions, capital accounts and adjusted tax bases. The LLC shall compute on a current basis and in accordance with applicable U.S. Treasury Department regulations the capital contributions and capital accounts of the members and their adjusted tax bases in their LLC interests.

The LLC shall maintain current and accurate records concerning members' capital contributions, capital accounts and adjusted tax bases and, promptly after the request of any member, shall make these records available to the member.

12.6 Planning of individual transactions. Before undertaking any major transaction involving the LLC or any member in the member's capacity as a member:

a. The LLC and each affected member shall consult with one or more partnership tax experts concerning the tax implications of the transaction; and

b. The LLC and affected members shall make any tax elections and shall take any other actions necessary or appropriate in the circumstances to ensure tax compliance and maximum lawful tax avoidance.

The issue of the fairness of the transaction to the LLC and to the members shall be subject to arbitration.

12.7 Tax distributions. If any member requires a distribution of LLC profits in order to pay the member's federal or other tax liabilities on the member's share of LLC profits for any taxable year, the LLC shall, to the extent its financial condition reasonably permits, promptly make this distribution to the member:

> PROVIDED, that, as a condition for the distribution, the LLC may, under reasonable conditions of confidentiality, require the member to disclose relevant information concerning the member's tax and financial affairs.

12.8 Tax matters member. The initial tax matters member of the LLC shall be Jill M. Greenwald Robbins.

Article 13   BUY-OUT PROCEDURE

The following procedure will govern the purchase of membership interests by the LLC in the event the LLC elects to purchase the interest pursuant to Article 5.3.

13.1 Notice. The LLC will give notice to the member of its intent to purchase. Within 15 business days of the date of the notice, the parties shall agree upon its fair market value for the member's interest in the LLC.

13.2 Inability to Agree on "Fair Market Value". In the event the LLC and Member cannot agree on the fair market value of the LLC, they shall mutually agree upon an appraiser who shall appraise the fair market value of the LLC. If they are unable to agree upon an appraiser, they shall each select an appraiser who shall then agree upon a third appraiser. The agreement by any two of the three upon fair market value shall be the fair market value of the LLC for purposes of this Article.

13.3 Calculation of Purchase Price. Upon a fair market value of the LLC being established, the purchase price of the member's interest shall be the fair market value of the LLC multiplied by the percentage of member votes held by the member whose interest is being purchased. When less than a 50% interest in the LLC is being purchased, the fair market value shall be reduced by 20% in establishing the purchase price of the member's interest.

13.4 Payment Terms. Once a purchase price has been established, the LLC shall have seven days to notify the member of its intent to proceed with the purchase of the member's membership interest. If the LLC elects to proceed with the purchase, it shall tender 20% of the purchase price within 60 days of the notice of intent to proceed. The remaining purchase price shall be amortized over a five year period with the monthly payments commencing 30 days after the first payment. Interest shall accrue at the prime rate of interest. The interest rate shall be set annually on the anniversary date of the first payment and shall be the lowest prime rate of interest published in the Wall Street Journal for the preceeding 12 months.

13.5 Security. The payment of the purchase price shall be secured by the assets of the LLC.

Article 14   SPECIAL PURCHASE AND SALE DEADLOCK PROVISION

In order to prevent the injury that might occur to the LLC in case of a prolonged deadlock between the members, in addition to all other restrictions contained in this Agreement, any member may at any time send to the another member a Special Purchase Notice or a Special Sale Notice.

14.1 Special Purchase Notice. A Special Purchase Notice by which the offering member offers to buy all of the other member's member interest in the LLC for the agreement price and on agreement terms. A Special Purchase Notice is valid only if accompanied by the offering member's deposit with an escrow agent or certificates representing all of his or her member interest in the LLC and his or her good personal check for the entire purchase price.

14.2 **Tender.** The other member shall have 90 days from the Special Purchase Notice either to accept the offer or, at his or her sole option, reject the offer and instead elect to buy all of the offering member's member interest in the LLC, for the agreement price and on the agreement terms. Failure to respond to the Special Purchase Notice within the 90 days constitutes an acceptance of the offer and the other member's agreement to sell his or her member interest in the LLC.

14.3 **Acceptance.** The other member may accept the offer and agree to sell his or her member interest in the LLC to the offering member by delivering to the escrow agent certificates representing all of the other member's member interest in the LLC, within ninety (90) days from the date of the Special Purchase Notice. Upon acceptance of the offer by the other member, the escrow agent shall do or cause to be done the following:

a. First, transfer the other member's member interest in the LLC to the offering member or, if the other member has not yet provided the escrow agent with the certificates representing such member interest in the LLC, direct the LLC's registered agent (who shall follow such direction), to cancel the other member's member interest in the LLC on the LLC's books and to issue an equal number of additional member interests to the offering member;

b. Second, deliver to the other member the offering member's check for the agreement price;

c. Third, deliver to the offering member his or her certificates for his or her own member interest in the LLC originally deposited with the Escrow Agent; and

d. Fourth, terminate the escrow, at which time the Escrow Agent shall be released from all duties and responsibilities.

14.4 **Rejection.** The other member may reject the special purchase offer and evidence his/her decision to buy the offering member's member interest in the LLC by delivering to the Escrow Agent a good personal check made payable to the offering member for the agreement price within ninety (90) days from the Special Purchase Notice. Upon the receipt of such check by the Escrow Agent, the Escrow Agent shall do or cause to be done the following:

a. First, transfer the offering member's member interest in the LLC to the other member;

b. Second, deliver to the offering member the other member's check for the agreement price, and the offering member's check originally deposited with the Escrow Agent;

c. Third, terminate the escrow, at which time the Escrow Agent shall be released from all duties and responsibilities.

14.5 **Special Sale Notice.** A Special Sale Notice is a written notice by which the offering member offers to sell all of his or her member interest in the LLC for the agreement price and the agreement terms. A Special Sale Notice shall be valid only if accompanied by the offering member's deposit with an Escrow Agent of certificates representing all of the offering member's member interest in the LLC, and by his or her good personal check for the agreement price.

14.6 **Tender.** The other member shall have ninety (90) days from the Special Sale Notice either to accept the offer or, at his or her sole option, reject it and elect to sell all of his or her own member interests in the LLC to the offering member at the agreement price and on the agreement terms. Failure to respond to the Special Sale Notice within ninety (90) days constitutes rejection of the offer and the other member's election to sell his or her own member interest in the LLC.

14.7 **Acceptance.** The other member shall evidence acceptance of the Special Sale Notice by delivering to the Escrow Agent a good check made payable to the offering member for the entire purchase price within ninety (90) days from the date of the Special Sale Notice. Upon the receipt of such check by the Escrow Agent, the escrow agent shall do or cause to be done the following:

a. First, transfer the offering member's member interest in the LLC to the other member;

b. Second, deliver the other member's member check for the agreement price to the offering member;

c. Third, return to the offering member his or her check originally deposited with the Escrow Agent; and

d. Fourth, terminate the escrow, at which time the Escrow Agent shall be released from all duties and responsibilities.

14.8 **Rejection.** The other member may reject the offer made in the Special Sales Notice and elect to sell his or her member interest in the LLC to the offering member by delivering to the Escrow Agent certificates representing all of the other member's member interest in the LLC, within ninety (90) days from the date of the Special Sale Notice. Upon receipt of such certificates by the Escrow Agent, the Escrow Agent shall do or cause to be done the following:

a.   First, transfer the other member's member interest in the LLC to the offering member;

b.   Second, deliver to the other member the offering member's check for the agreement price;

c.   Third, return to the offering member all of the certificates representing his or her member interest in the LLC, originally deposited with the Escrow Agent; and

14.9 Escrow Agent Fees. The Escrow Agent shall be the tax adviser designated in Section 12.2 unless a majority of members with member votes designate a different Escrow Agent. All fees charged by the Escrow Agent shall be paid by the LLC, regardless of which member sells his or her interest in the LLC.

Article 15   TERM OF AGREEMENT; TERMINATION; SURVIVAL OF CERTAIN BENEFITS AND DUTIES, ETC.

The term of this Agreement shall begin on the Effective Date (as defined in Article 1.1) and, unless earlier terminated by the parties, shall terminate on the effective date of the certificate of cancellation of the LLC's certificate of formation:

PROVIDED:

a.   Survival of accrued benefits, etc. Benefits and liabilities accrued by the parties under this Agreement before its termination shall continue in full force and effect after its termination.

b.   Termination of duties under Article 7. Upon the termination of this Agreement, the duties of existing and former members under Article 7 (relating to certain fiduciary duties, etc., including duties not to compete) and under Article 8 (relating to confidentiality) shall terminate unless a Court of competent jurisidiction determines otherwise.

Article 16   REPRESENTATIONS AND WARRANTIES BY MEMBERS AND MANAGERS; DUTY TO UPDATE; MEMBER LIABILITY FOR FALSE REPRESENTATIONS, ETC.

16.1 Representations and warranties. Each member in the member's capacity as a member and as a manager represents and warrants as follows:

a.   Freedom of member to enter into agreement, etc. The member:

(1)   Is legally free to enter into this Agreement and to perform the member's obligations under the agreement in accordance with its terms; and

(2) Is not prevented from doing so by order of any court or other governmental authority, by any agreement with a third party (including a noncompetition agreement, nondisclosure agreement or other agreement) or by any other cause.

b. Good faith, disclosure, etc., in negotiating terms of agreement. In negotiating and entering into this Agreement, the member has acted fairly and in good faith and has disclosed to all other members all information reasonably likely to be relevant to them in determining whether to enter into the Agreement and to perform its obligations in accordance with its terms.

c. Access to legal advice. Before signing this Agreement and accepting its terms, the member has had every reasonable opportunity to consider these terms and to review them with the member's attorney.

d. Free acceptance of terms, etc. The member has accepted the terms of this Agreement knowingly and freely.

16.2 Duty to update. If, after a member signs this Agreement, the member discovers that any of the above representations were erroneous when made or have become erroneous, the member shall immediately so advise the other members.

16.3 Member liability. A member shall be liable to the LLC and to the other members for monetary damages and other appropriate relief for any material misrepresentation or other breach of this Article 16.

Article 17   GENERAL PROVISIONS

17.1 Entire agreement. This Agreement contains the complete agreement among the members concerning its subject matter, and it supersedes all earlier agreements among them, whether written or oral, concerning its subject matter.

17.2 Incorporation of exhibits. All documents identified in this Agreement as exhibits to the Agreement are hereby incorporated in the Agreement and made an integral part of it.

17.3 Governing law. This Agreement shall be governed exclusively by the laws of the State of New Hampshire (exclusive of its laws governing choice of law).

17.4 Forum for resolution of disputes. The parties agree that jurisdiction is appropriate in a Court of competent jurisdiction in New Hampshire.

17.5 Notices. All notices under this Agreement shall be in writing. They shall be sent by fax or by registered U.S. mail, return receipt requested, to the members at their respective addresses as stated on the first page of this Agreement. A member may change the member's address for purposes of this Article 17.5 at any time upon reasonable notice to the other members. Notices under this Article 17.5 shall be deemed to have been received when actually received.

17.6 Captions. Captions in this Agreement are for convenience only and shall be deemed irrelevant in construing the provisions of the Agreement.

17.7 Freedom and enforceability of contract. The parties intend and desire that, in construing and enforcing the provisions of the Agreement that judges shall give maximum effect to the principles of contractual freedom and contractual enforceability.

17.8 Severability. If any arbitrator or court finds any provision of this Agreement to be invalid or unenforceable, this finding shall not affect the validity or enforceability of any other provision of this Agreement.

17.9 Waivers. No express or implied waiver by any party of any right of that party under this Agreement in any specific circumstance shall be considered to waive that right of that party in any other circumstance.

SIGNATURES AND DATES

In witness of their acceptance of the above terms and conditions, the parties, in their capacities as members and as managers, by themselves or by their duly authorized representatives, have duly signed and dated this Agreement as follows:

Jill M. Greenwald Robbins
Jill M. Greenwald Robbins	Date

HomeFree, LLC

By: Jill M. Greenwald Robbins
Jill M. Greenwald Robbins	Date
Its: Manager

TABLE OF EXHIBITS

Exhibit A	TABLE OF MEMBER CONTRIBUTIONS IN EXCHANGE FOR MEMBERSHIPS
Exhibit B	SPECIFIC FUNCTIONS AND RESPONSIBILITIES OF MEMBERS; MEMBER TIME COMMITMENTS
Exhibit C	LOANS TO BE MADE BY MEMBERS TO THE LLC
Exhibit D	RULES GOVERNING MEMBER DRAWS
Exhibit E	GUARANTEED PAYMENTS TO BE MADE BY LLC TO MEMBERS
Exhibit F	COMPENSATION TO BE PAID TO MANAGER
Exhibit G	ALLOCATION OF PROFITS AND LOSSES TO MEMBERS
Exhibit H	SCHEDULE OF INVESTMENTS BY NON-PARTICIPATING MEMBERS.

EXHIBIT A

TABLE OF MEMBER CONTRIBUTIONS IN EXCHANGE FOR MEMBERSHIPS

Member

Contribution

Jill M. Greenwald Robbins

to be completed by the Member

EXHIBIT B

SPECIFIC FUNCTIONS AND RESPONSIBILITIES OF MEMBERS;
MEMBER TIME COMMITMENTS

To be completed by members

EXHIBIT C

LOANS AND CAPITAL CONTRIBUTIONS
TO BE MADE BY MEMBERS TO THE LLC

Loans or capital contributions shall be made equally by the members within thirty (30) days of the Manager requesting the loans or capital contributions in writing.

RULES GOVERNING MEMBER DRAWS

There are no member draws.

EXHIBIT E

GUARANTEED PAYMENTS TO BE MADE BY LLC TO MEMBERS

There are no guaranteed payments.

EXHIBIT E

COMPENSATION TO BE PAID TO MANAGER

None at this time

EXHIBIT G

ALLOCATIONS OF PROFITS & LOSSES TO MEMBERS

All profits and losses shall be allocated in accordance with the member's capital contribution in Exhibit A.

EXHIBIT H

SCHEDULE OF INVESTMENTS BY NON-PARTICIPATING MEMBERS

This schedule is not applicable at this time.

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